BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT Y M D
WINDARRA MINERALS LTD.		03 3 31	03 05 29
ISSUER ADDRESS			
2300 - 1066 WEST HASTINGS ST			
CITY/ PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER BC	V6E 3X2	604-893-7071	604-688-1508
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
JUNE BALLANT	CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
jballant@windarra.com	www.windarra.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"John Pallot"	JOHN PALLOT	03 05 29
"Steve Brunelle"	STEVE BRUNELLE	03 05 29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended March 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 4 in the attached unaudited consolidated financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited consolidated financial statements.

2. Related party transactions:

   See Note 8 in the attached unaudited consolidated financial statements.

3. For the current fiscal year to date:

   a) There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, March 31, 2003	23,721,909	$ 21,817,526

4. c) Options, warrants and convertible securities outstanding:

   See Note 7 in the attached unaudited consolidated financial statements.

   d) Number of escrow shares: Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of directors and officers:

Director and President:	John Pallot
Director:	Steven Brunelle
Director:	June Ballant
Secretary	Marion McGrath

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Business Operations

The Company has been in the business of exploring primarily gold properties both directly and indirectly through its subsidiary, Westward Explorations Ltd. ("Westward").

During the previous year, the Company entered into an amalgamation agreement with China Energy and Power Corporation ("China Energy"). China Energy is a Canadian corporation that owns the rights to a significant anthracite coal deposit in Guizhou Province, China. Pending completion of the amalgamation, the TSX Venture Exchange ("Exchange") halted the trading of the Company shares. Upon completion of the due diligence process, the Company decided not to proceed with the amalgamation and the Company's shares were reinstated for trading. under an inactive designation as outlined in the policies of the Exchange. The Company has until October 30, 2003, to submit a comprehensive plan for reactivation.

Reactivation On February 28, 2003, the Company issued a news release that as part of its plan to return to active status, the Company will participate in a proposed 2003 exploration and development program on its Magnacon Mine and East Properties located in Wawa, Ontario. The Company also announced that it has formed a partnership, 2002 Calgary Oil & Gas Co. Inc. together with two other companies (See 3.). During the period, the Company received $423,000 in advance distribution. The Company continues to actively seek new business opportunities.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd…)

2. Mineral Properties and Exploration

Magnacon Joint Venture Properties, Ontario

Magnacon Mine Property

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffiths and McOuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. Windarra and its subsidiary Westward Explorations Ltd. have a 25% interest in the joint venture.

Magnacon Eastern Property, Ontario

Windarra owns 25% of the Magnacon Eastern Property consisting of 40 leasehold claims, which is located 48 miles south-southeast of Hemlo, Ontario, which lies adjacent to Mishibishu Lake, and adjoining the Western or Magnacon Property. Windarra has owned its interest since 1985.

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest in the properties to River Gold Mines. Under a revised joint venture agreement Windarra and Westward do not have to expend capital on the Magnacon properties until River Gold completes a $2M work commitment by March 2004 on both properties. Upon completion of the work commitment, the Magnacon Eastern Property will become part of the joint venture. Under the joint venture agreement, Windarra and Westward will be responsible for 25% of work programs.

Magnacon Joint Venture Work Programme

In 2002, River Gold Mines Ltd. 75% owner and operator of the Magnacon Joint Venture started an exploration and drilling program on the Magnacon Property and released the results in a news release dated November 26, 2002. Excerpts pertaining to the property follows:

"Magnacon project

A 7,000-metre drilling program designed to provide a systematic evaluation of the Magnacon properties has commenced. As part of this, a target arising out of a compilation program has returned promising early results.

Drill hole MM-02-4, drilled 4.2 kilometres southeast of the formerly producing Magnacon mine, encountered a core length of 2.44 metres grading 35.96 g/t Au or 14.16 g/t Au when cut to 34.28 g/t Au (1.0 ounce/ton). Step-out hole MM-02-5, 30 metres to the south, cut 6.72 g/t Au over a core length of 1.71 metres. Hole MM-03-5 was drilled at right angles to previous holes and returned 1.06 g/t Au over 2.01 metres.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd…)

Magnacon Properties, Ontario (cont'd…)

SIGNIFICANT ASSAYS

Hole	From	To	Grade	Cut*
(m)	(m)	(g/t)	(g/t)	
MM-02-4	129.57	132.01	35.96	14.16
MM-02-5	36.58	38.29	6.72	6.72
MM-02-6	120.40	122.41	1.06	1.06

* Gold assays cut to an arbitrary 34.28 g/t (1.0 ounce/ton)

Gold occurs in distinct white quartz veins with accessory galena and pyrite within a broad south-southeast-striking, 45-degrees-north-dipping shear zone which straddles the contact of mafic volcanic rocks and sedimentary rocks. Further drilling is required to determine the orientation, geometry and size of this newly discovered vein system. Follow-up drilling is tentatively planned for late December or early next year."

In a joint venture report dated April 30, 2003, River Gold reported the completion of a 12 hole drilling program " to test the geometry and continuity of the Hollinger South occurrence. Drilling encountered narrow gold enriched intervals yet failed to establish continuity of the high grade vein encountered in 2002."

In a news release dated May 21, 2003, River Gold reported "*at the Mishi-Magnacon complex, work commenced on an underground exploration program designed to evaluate high-priority target,. River Gold is currently dewatering old workings and plans to be breaking new ground this summer.*"

Budget and Expenditure: In 2002, $474,308 was spent on the Magnacon property. An additional $541,568 was spent for the quarter ended March 31, 2003 for a total Joint Venture expenditure of $1,015,876 on the Magnacon properties. River Gold earlier proposed to spend $3.5M on the properties in 2003, but is considering limiting the 2003 exploration program to approximately $2.5M. Under the proposed budget, the Company's contribution will be approximately $250,000.

Management is planning to contribute its share of the work program proposed after River Gold completes its $2M expenditure on the properties. The Company is finalizing arrangements to hire an independent geological consultant to review the data from the recently completed drilling and the work proposed.

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the period, no work programs were undertaken.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd...)

3. Acquisitions and Disposals

2002 Calgary Oil & Gas: During the period 2002 Calgary Oil and Gas Inc., a general partnership formed by the Company and two other companies, (the "General Partnership") agreed to purchase from Ruth I. Chad her limited partnership interest in RIC 2002 Investment Co. (the "Partnership") for a price of $8,731,000. The Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The purchase price will be financed by the General Partnership issuing to Mrs. Chad an evidence of indebtedness whereby the General Partnership agrees to pay for 100% of the purchase price on demand. Interest will be charged on the principal amount at the rate of 5% per year. The General Partnership anticipates that its share of cash flow from the Partnership will be sufficient to fund the principal and interest payments. The evidence of indebtedness will be secured by a charge on the interest in the Partnership being purchased from Mrs. Chad. The Company received an advance distribution of $423,000. The Company has no work commitments with respect to this agreement. On May 14,2003 the Exchange accepted for filing the documents for this transaction.

Sanger Leases: During the period, the Company assigned its 3.125% working interest in the Sanger leases in Live Oak County, Texas to Wagner Oil Company for US$2,000 and a 1% of 8/8th overriding royalty interest. The Company wrote off the costs related to this leases in 1992.

4. Financial Discussion

Result of Operations

During the period, the Company incurred administrative expenses on a consolidated basis totalling $154,839 compared to $224,996 for the same period last year. Over the current period, the Company announced that it will not proceed with the amalgamation with China Energy and its subsidiary will not be proceeding with the Adelaide coal investment. Consequently, the Company has dropped certain consultants and management associated with the process resulting in an overall reduction of $70,157 in expenses related to business development, office, rent and travel. For better comparison, the Company re-stated the prior period to reflect the discontinuance of the operations of its former subsidiary. Because of this re-statement the rent and management income of the prior period is significantly higher by $24,422 compared to the current period.

Other Items

During the current period, Westward received a $50,000 settlement with the Province of British Columbia. This was related to the expropriation of the Company's interest in the Shuttleworth Claims located in the Alberni Mining Division by the Government in 1994. As a result of this item, the re-stated income, and reduced expenses, the Company loss of $94,697 is significantly lower than the $180,723 loss for the prior period.

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS (cont'd...)

5. Working Capital Position

As at March 31, 2003, the Company had a working capital on a consolidated basis of $508,684. In addition, the Company has investments in marketable securities with a book value of $122,444. The Company is working on financing options in anticipation of new acquisitions and work programmes on its properties.

6. Contingency Liability

During 1999, the CCRA reviewed the Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objections with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

7. Investor Relations

The Company has not undertaken any investor relations' activities. Management currently performs all investor relation services.

8. Subsequent Events

Windarra Minerals Ltd. has agreed to a Shares for Debt settlement from Poseidon Minerals Ltd. in the amount of $86,846.20 for a total of 434,231 shares at $0.20 pending regulatory approval.

WINDARRA MINERALS LTD.
Consolidated Balance Sheets
Unaudited

	March 31 2003	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 75,821	$ 37,402
Term Deposits	400,000	60,000
Receivables	100,199	195,997
Prepaid and deposits	6,920	6,870
	582,940	300,269
Capital assets (Note 3)	3,220	3,764
Mineral properties (Note 4)	3	3
Deferred explorations costs	2	2
Long term investment (Note 6)	105,732	105,732
	$ 691,897	$ 409,770
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 74,256	$ 71,042
Loan payable	-	50,000
	74,256	121,042
Advance from 2002 Calgary Limited Partnership (Note 5)	423,610	-
Due to related party (Note 8)	21,819	21,819
	519,685	142,861
Shareholders' equity		
Capital stock (Note 7)	21,817,526	21,817,526
Deficit	(21,645,314)	(21,550,617)
	172,212	266,909
	$ 691,897	$ 409,770

Nature of operations (Note 1)

Contingency (Note 12)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Operations and Deficit
Unaudited

	3 months ended Mar 31, 2003	3 months ended Mar 31, 2002 re-stated	6 months ended Mar 31, 2003	6 months ended Mar 31, 2002 re-stated
REVENUE				
Rent and management income	$ 5,803	$ 16,412	$ 6,719	$ 31,141
EXPENSES				
Amortization	262	356	544	683
Business development	13,000	24,000	13,000	45,200
Corporate administration fees	23,664	13,500	30,864	27,000
Management fees	13,500	15,600	25,500	28,800
Office and miscellaneous	9,049	24,532	17,295	46,767
Professional Fees	19,600	7,041	28,189	21,685
Regulatory and transfer agent fees	16,244	11,988	20,564	16,850
Rent & reception	5,775	9,225	9,900	18,450
Shareholder communication	3,491	2,813	3,491	3,292
Technical and management consulting fees	-	-	2,800	-
Travel & related costs	2,692	4,383	2,692	16,269
	107,277	113,438	154,839	224,996
Loss before other items	(101,474)	(97,026)	(148,120)	(193,855)
Other items				
Interest income (expense)	3,194	(3,515)	3,423	(4,027)
Gain on option of mineral property	-	-	-	88,597
Gain on appropriation of mineral property	-	-	50,000	-
Loss on sale of investment	-	(49,746)	-	(71,438)
	3,194	(53,261)	53,423	13,132
Loss before discontinued operations	(98,280)	(150,287)	(94,697)	(180,723)
Income (loss) from discontinued operations (Note 2 and 11)	-	(32,007)	-	(69,948)
Loss for the period	(98,280)	(182,294)	(94,697)	(250,671)
Deficit, beginning of period	(21,547,034)	(21,254,958)	(21,550,617)	(21,186,581)
Deficit, end of period	$ (21,645,314)	$ (21,437,252)	$ (21,645,314)	$ (21,437,252)
Income (Loss) per share	$ (0.0041)	$ (0.0077)	$ (0.0040)	$ (0.0106)

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Cash Flows
Unaudited

	3 months ended Mar 31, 2003	3 months ended Mar 31, 2002 re-stated	6 months ended Mar 31, 2003	6 months ended Mar 31, 2002 re-stated
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ (98,280)	$ (150,287)	$ (94,697)	$ (180,723)
Items not affecting cash:				
Amortization	262	356	544	683
Loss on sale of investment	-	49,746	-	71,438
Gain on option of mineral property	-	-	-	(88,597)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(18,160)	241	95,798	11,214
(Increase) decrease in prepaids & deposits	1,200	-	(50)	(50)
Increase (decrease) in accounts payable and accrued liabilities	26,764	8,338	3,214	(15,094)
Net cash used in operating activities	(88,214)	(91,606)	4,809	(201,129)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisiton of capital assets	-	-	-	(722)
Exploration expenditures	-	(2,644)	-	(26,185)
Purchase of term deposits	(350,000)	-	(340,000)	-
Investments	-	149,677	-	220,779
Advance distribution 2002 Calgary Ltd Partnership	423,610	-	423,610	-
Net cash provided by investing activities	73,610	147,033	83,610	193,872
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan (repayment)	-	69,491	(50,000)	69,491
Net cash provided by financing activities	-	69,491	(50,000)	69,491
Net cash provided by continuing operations	**(14,604)**	**124,918**	**38,419**	**62,234**
Net cash used in discontinued operations	-	(117,746)	-	(159,512)
Increase (decrease) in cash and equivalents during the period	**(14,604)**	**7,172**	**38,419**	**(97,278)**
Cash and equivalents, beginning of period	90,425	76,391	37,402	180,841
Cash and equivalents, end of period	$ 75,821	$ 83,563	$ 75,821	$ 83,563

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Mar 31, 2003	Sept 30, 2002
Working capital	$ 508,684	$ 179,227
Deficit	21,645,314	(21,550,617)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its 72.06% interest in Westward Explorations Ltd. ("Westward"). During the previous fiscal year ended September 30, 2002, the Company reduced its investment in Mishibishu Gold Corporation ("Mishibishu") from 46.35% to 3.44%.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements in the current period presented.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

3. CAPITAL ASSETS

	Mar 31, 2003			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 8,565	$ 5,345	$ 3,220	$ 8,565	$ 4,801	$ 3,764

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	March 31, 2003	September 30, 2002
Magnacon Mineral Property	2	2
Magnacon Eastern Property, Ontario	2	2
Little Deer Lake Claims, Saskatchewan	1	1

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Magnacon Mine Property, Ontario

The Company holds a 25% interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. The Company wrote-down related deferred exploration costs to a nominal value.

Magnacon Eastern Property, Ontario

The Company holds 25% in these claims in the Sault Ste. Marie Mining Division, Ontario. The Company previously wrote-down related deferred exploration costs to a nominal value. Under a revised Magnacon Joint Venture Agreement, revised March 2000, River Gold will spend $2M before March 2004, on the Magnacon Eastern and Magnacon Mine Properties. After which, these claims will form part of the Joint Venture. During the quarter ended March 31, 2003, River Gold reported that they had spent $541,568 on the Magnacon Eastern Property.

The Company together with its subsidiary Westward Explorations Ltd. hold a 25% joint venture interest in the Magnacon Mine.

Little Deer Lake Claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

5. ADVANCE FROM 2002 CALGARY LIMITED

During the period ended, the Company formed a general partnership (the "General Partnership") with two other companies to purchase a limited partnership interest in RIC 2002 Investment Co. (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry, for $8,371,000. As consideration, the General Partnership issued an evidence of indebtedness for $8,371,000, payable on demand. Interest is payable on the principal amount at a rate of 5% per annum. The evidence of indebtedness is secured by a charge on the interest in the Limited Partnership. The Company has a 44.35% % interest in the General Partnership. Under the terms of the General Partnership, the Company receive $423,000 as an initial distribution.

6. LONG TERM INVESTMENTS

The Company holds the following investments:

	Mar 31 2003	Sept 30 2002
Shares of publicly traded companies, market value at Mar 31, 2003	$ 122,444	$ 268,046
Less: Written-down	-	(162,314)
		105,732
Investment in Adelaide	-	50,000
Less: Written-off	-	(50,000)
Total investments	$ 122,444	$ 105,732

During the previous year, the Company sold 586,500 common shares of Tenke for total proceeds of $265,962, which resulted in a loss of $39,798.

During 2001, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposed to source and sell coal between China and Europe. During 2002, management of the Company determined that it would not proceed with the development of the property and accordingly, all related costs were written-off to operations.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Balance at March 31, 2003	23,721,909	$ 21,817,526

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years.

Number of Shares	Exercise Price	Expiry Date
25,000	$ 0.11	February 1, 2004

8. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $2,400 to a director, a company controlled by a director of a subsidiary or a company controlled by a former director of the Company.

b) Paid or accrued management fees of $10,500 to a director and a former director of the Company.

c) Paid or accrued accounting fees of $12,000 to a director or an officer of the Company.

Included in receivables at March 31, 2003 is $95,468, which includes $50,220, classified as bad debts owing by directors, former directors, officers and companies with management in common.

Included in accounts payable at March 31, 2003 is $819 owing to directors, former directors or companies controlled by former directors.

Due to related party at March 31, 2003 of $21,819 consists of amounts due to a former director and shareholder. The amount bears no interest, is unsecured and has no specific terms of repayment. The fair value of amounts due to related party is not determinable, as it has no specific repayment terms. The related party has agreed that it will not seek repayment within one year.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company primarily operates in Canada in one industry segment being the acquisition and development of mineral properties.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, accounts payable and accrued liabilities, loan payable and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximate their carrying values, unless otherwise noted.

11. DISCONTINUED OPERATIONS

On July 4, 2002, the Company entered into an agreement to sell 10,000,000 common shares of its 46.35% holdings in Mishibishu for total proceeds of $299,990. The remaining investment of 801,125 common shares will be accounted for on a cost basis.

12. CONTINGENCY

a) During 1999, Canada Customs and Revenue Agency ("CCRA") reviewed Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by Westward.

Management is of the opinion that the reassessment is without merit and has filed a Notice of Appeal with the Tax Court of Canada. It is management's opinion that the ultimate resolution with respect to the reassessment cannot be determined at this time, therefore, no provision has been made in these financial statements.

b) During the fiscal year ended September 30, 2002, the former President signed an agreement on behalf of Westward between APR Energy Pte. Ltd. ("APR"), APR Coal and Energy Ltd. ("APR Coal"), the former President and his business partner, to form and capitalize a coal trading company based in Singapore. The agreement stipulated that the initial capitalization would be $4,000,000 Singapore Dollars of which Westward would contribute 10%. Management maintains that it did not authorize nor ratify the signing of this agreement and has notified the parties accordingly. APR and APR Coal have agreed to takeover Westward's position and the former President has also indemnified the Company from any liabilities arising out of this agreement.

13. SUBSEQUENT EVENTS

Windarra Minerals Ltd. has agreed to a Share for Debt settlement from Poseidon Minerals Ltd. in the amount of $86,846.20 for a total of 434,231 shares at $0.20 pending regulatory approval.

WINDARRA MINERALS LTD.

Windarra Resource Group

CORPORATE DATA

MAY 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com
Website: www.windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, President/Director
June Ballant, Director
Steven Brunelle, Director
Marion McGrath, Corporate Secretary

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: johnpallot@windarra.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,721,909
Escrow:	Nil
Options:	25,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WRA.T
Cusip No.: 973151 10 3